FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
February 14, 2006	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
CLIENT/MATTER NUMBER 014352-0269

VIA EDGAR SYSTEM AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bandag, Incorporated Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2006
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and
Other Exchange Act reports incorporated by reference
File No. 001-7007

Ladies and Gentlemen:

        On behalf of our client, Bandag, Incorporated, an Iowa corporation (“Bandag”), set forth below is Bandag’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 23, 2007, relating to the above-referenced preliminary proxy statement on Schedule 14A. The items set forth below repeat (in bold italics) the comments of the Staff contained in its letter, and following the comments are Bandag’s responses (in regular type).

        As requested, in response to the Staff’s comments, Bandag will file a revised preliminary proxy statement on Schedule 14A and an amendment to the Form 8-K filed by Bandag with the Commission on December 6, 2006. To expedite the Staff’s review, we are enclosing three marked courtesy copies of the revised preliminary proxy statement.

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1.	Under “Our Reasons for the Merger,” include a brief description of the most materials reasons for and risks of engaging in the transaction.

Response: In response to the Staff’s comments, we have included under “Our Reasons for the Merger” a brief description of the most material reasons for and risks of engaging in the transaction.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

2.	Include a brief description of the merger related litigation. We note the disclosure on page 26.

Response: In response to the Staff’s comments, we have included a brief description of the merger related litigation in the Summary.

Material U.S. Federal Income Tax Consequences, page 5

3.	Delete the words “Generally” and “generally” in the first and second sentences because the words may imply that stockholders cannot rely on the disclosure. Please revise also the disclosures under “U.S. Federal Income Tax Consequences to U.S. Holders,” “Backup Withholding and Information Reporting,” and “FIRPTA Tax” on pages 28 and 29. Delete also the phrase “for general information purposes only” in the first paragraph under “Material U.S. Federal Income Tax Consequences” on page 26 and the words “In general” in the first paragraph’s first sentence under “Backup Withholding and Information Reporting” on page 28 for the same reason.

Response: In response to the Staff’s comments, we have made the requested changes to the referenced tax disclosure.

Appraisal Rights, page 5

4.	If holders of the common stock and class A common stock do not have appraisal rights as indicated here and elsewhere in the proxy statement, tell us why section 2.3 of the agreement and plan of merger filed as appendix A contemplates appraisal rights.

Response: The Staff is supplementally advised that Section 2.3 of the merger agreement contemplates appraisal rights because shareholders of the class B common stock had appraisal rights prior to the automatic conversion of the class B common stock into common stock on January 16, 2007. The holders of common stock and Class A common stock (the only classes of stock outstanding after the conversion of the Class B shares) have no appraisal rights under Iowa law. We have included an explanation of the appraisal rights available under Iowa law for the various classes of our common stock in the revised preliminary proxy statement.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

Required Vote, page 8

5.	Under a discrete caption or heading, explain briefly that stockholders are being asked to vote on an adjournment of the special meeting, including to solicit additional votes in favor of the merger transaction and that a separate box on the proxy card is being provided for this purpose. We note the disclosure in the first paragraph’s second sentence.

Response: In response to the Staff’s comment, we have included the requested disclosure under a discrete subheading of this section of the proxy statement.

Background of the Merger, page 10

6.	Throughout this subsection, identify the members of senior management who participated in the various meetings leading up to the proposal to engage in this transaction.

Response: In response to the Staff’s comment, we have identified throughout the referenced subsection the members of senior management who participated in the various meetings leading up to the proposal to engage in the merger.

7.	Disclosure on page 11 states that Bandag provided a summary of its preliminary 2007-2009 financial plan to Bridgestone and JPMorgan on October 6, 2006. Disclose the material features of this plan, including any material projections that it may have included.

Response: In response to the Staff’s comments, we have included in the revised preliminary proxy statement the material financial projections that were included in the preliminary financial plan. However, we respectfully submit that we have not included a summary of the preliminary financial plan itself in the amended preliminary proxy statement due to its preliminary nature and based on our belief that, on balance, the inclusion of such information is not material and could be misleading to many shareholders, without providing any meaningful benefit.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

8.	Disclosure on the October 27, 2006 meeting suggests that the parties may have considered structuring the transaction as a tender offer. Disclose the advantages and disadvantages of this alternative structure that Bandag’s board considered and why it concluded, if it did so, that a merger was preferable.

Response: In response to the Staff’s comment, we have added a brief discussion of the advantages and disadvantages of a tender offer, as considered by the Board of Directors, and why the Board concluded that a merger was preferable.

9.	Disclosure on page 12 states that Foley & Lardner advised Bandag’s board on November 29, 2006 on whether additional marketing of the company was necessary. Elaborate on why the board did not conduct any sort of market test or auction to determine whether shareholders were getting the maximum consideration for their shares.

Response: In response to the Staff’s comment, we have added a brief discussion of why the Board of Directors did not conduct a market test or auction.

10.	Disclosure on page 12 states that Bandag’s board and its financial and legal advisors discussed “generally” the possible level of interest of other parties, strategic or financial, in pursuing an acquisition of Bandag at a price in excess of $50.75 per share. Please summarize the discussion.

Response: In response to the Staff’s comment, we have added a brief discussion summarizing the discussion that the Board of Directors had respecting the possible level of interest of other parties, strategic or financial, in pursuing an acquisition of Bandag at a price in excess of $50.75 per share.

Our Reasons for the Merger; Recommendation of Our Board of Directors, page 13

11.	Rather than presenting an “outline” of factors considered by Bandag’s board, elaborate on each of the bullet points on pages 13-14 as necessary for investors to understand how consideration of each of the listed factors impacted the board’s determination. For example:

•	You state in the first bullet point that the board considered Bandag’s current and historical financial condition and results of operations, including its prospects, if Bandag were to remain a publicly-owned corporation. What was the board’s assessment of Bandag’s current and historical financial condition and results of operations, including its prospects, if Bandag were to remain a publicly-owned corporation?

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

•	You state in the seventh bullet point that the board considered the risk of significant damage to Bandag’s ongoing operations from a broad sale process and the board’s belief that there was a low likelihood of receiving a proposal superior to the merger. Explain why the board thought that a broad sale process could cause significant damage to Bandag’s ongoing operations and why the board believed that there was a low likelihood of receiving a proposal superior to the merger.

•	You state in the eighth bullet point that the board believes the merger represents the best strategic alternative for Bandag and in the eleventh bullet point that the board considered the potential value that might result from other alternatives available, including the alternative of remaining an independent public company. Explain why the board believed that the merger represents the best strategic alternative for Bandag. Other than the alternative of remaining an independent public company, indicate what other alternatives available were considered by the board. How did each of the other alternatives available inform the board’s determination?

•	You state in the seventeenth bullet point that the board considered the potentially negative impact of the transaction on Bandag’s employees and in the nineteenth bullet point the possible further disruption of Bandag’s business that might result from the announcement of the merger. Explain why the board thought that the merger could have a potentially negative impact on Bandag’s employees and why the board thought that the announcement of the merger could cause a possible further disruption of Bandag’s business. We note disclosure in exhibit 99.2 of the current report on Form 8-K dated and filed December 5, 2006 and elsewhere that “this transaction is about opportunity, not cost cutting.”

Review and revise, as necessary, the factors listed in the bullet points on pages 13-14 with this comment in mind so that you include a meaningful discussion and analysis of how each of the factors impacted the board’s recommendation.

Response: In response to the Staff’s request, we have reviewed and revised the factors listed in the above-referenced bullet points with your comment in mind to provide a more thorough discussion and analysis of how each of the factors impacted the recommendation of the Board of Directors.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

12.	The thirteenth bullet point states that “certain potentially adverse decisions or actions” by customers, dealers, franchisees or distributors after December 5, 2006 would not in and of themselves give rise to a right by Bridgestone to terminate the merger agreement, provided Bandag has met “certain conditions.” Describe sufficiently the “certain potentially adverse decisions or actions” and the “certain conditions” so that a stockholder may understand what they are.

Response: In response to the Staff’s comment, we have added a brief description of the “certain potentially adverse decisions or actions” and the “certain conditions” as requested.

Opinion of Our Financial Advisor, page 15

13.	Expand the disclosure to state that William Blair consents to the use of its opinion and the related disclosure in this proxy statement. Revise also the opinion attached as appendix B to remove the word “solely” from the statement in the penultimate paragraph that “this opinion...will be solely for the confidential use of the Board of Directors” since shareholders should be entitled to rely on the opinion.

Response: In response to the Staff’s request, we have expanded the disclosure to state that William Blair consents to the use of its opinion and the related disclosure in the proxy statement. We respectfully submit that it is not appropriate to delete the word “solely” from the opinion because:

•	It is not appropriate to revise the language of the opinion after the opinion was issued to the Board of Directors on December 5, 2006; and

•	The phrase “solely for the confidential use of the Board of Directors” is appropriate because the opinion is intended for the sole use of the Board of Directors in developing its recommendation to shareholders that they vote in favor of the merger. The opinion is included in the proxy statement so that the shareholders may review it and assess the role of such opinion in the Board of Directors’ development of its recommendation to shareholders.

14.	Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by William Blair to Bandag’s board of directors.

Response: As requested and pursuant to a confidential treatment request, we will transmit under separate cover two copies of the William Blair presentations to the Board of Directors prepared for meetings on October 27, 2006 and December 4, 2006. Additionally, please note that there were no William Blair materials provided to the Board at the November 7th and November 29th meetings.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

The October 27th materials were for preliminary analysis purposes only and were not subject to the William Blair fairness committee review procedures. The December 4th materials relate to the fairness opinion and were subject to the William Blair fairness committee review procedures.

Selected Public Company Analysis, page 17

15.	We note that William Blair considered Bandag’s EBITDA, EBIT, and EPS on an historical and an adjusted basis. Explain why William Blair conducted the analysis on an adjusted basis, and discuss how you believe this affects the comparability of the analysis of Bandag to the selected companies.

Response: As requested, we provide below a supplemental explanation of why William Blair conducted the analysis on an adjusted basis. In addition, in response to the Staff’s comments, we have revised the disclosure to clarify the calculation of the adjusted and pro forma financial results for Bandag and why William Blair believes that such adjustments are conservative and enhance the comparability of its analysis of Bandag to the selected companies and selected merger and acquisition transactions.

In June 2006, we announced changes to our pension plans and an employment reduction program. The main financial effects of implementing these changes were (1) one-time severance expenses in 2006 and (2) reduced employee costs for a portion of 2006. As part of its fairness analysis, William Blair adjusted our reported EBITDA and EBIT for the latest twelve month period and our forecasted EPS for 2006 for these two effects.

“Adjusted” financial results are reported results plus the severance expenses. “Pro forma”financial results reflect both severance expenses and reduced employment costs as if the cost savings were realized for a full twelve month period. These adjustments are conservative because the net financial impact was to increase our EBITDA, EBIT and EPS and reduce the implied transaction multiples for Bandag that William Blair compared to the multiples for selected public companies and selected merger and acquisition transactions. Further, these adjustments provide greater comparability of our financial results to the selected companies and transactions because William Blair similarly adjusted the historical results of those companies and transactions, where appropriate and publicly disclosed, to eliminate the impact of non-recurring items included in their financial results.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

16.	Disclosure states that Bandag’s implied enterprise value based on the proposed merger’s terms is based on the equity value implied by the merger consideration plus the total debt and minority interest less cash and cash equivalents assumed to be held by Bandag at December 31, 2006. Disclose the amount of the implied enterprise value for Bandag that William Blair used in its analyses, and show how the amount was determined.

Response: As requested, we disclose the amount of the implied enterprise value for Bandag that William Blair used in its analysis as well as how this amount was calculated in the revised preliminary proxy statement.

General, page 21

17.	Disclose compensation paid or to be paid to William Blair and any of its affiliates for any other services to Bandag or any affiliates in the most recent two years. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A. We note the disclosure in the penultimate paragraph on page 21 and in the definitive proxy statement on Schedule 14A filed April 17, 2006.

Response: In response to the Staff’s comment, we have disclosed compensation paid or to be paid to William Blair and any of its affiliates for other services to us or our affiliates in the most recent years.

Interests of Our Executive Officers and Directors, page 22

18.	We note the disclosure in this subsection relating to stock options, restricted stock, and PUs of Bandag’s directors and officers. We note also the disclosures under “Treatment of Stock Options and Other Equity Awards” on pages 31-32 and in section 2.5 of the agreement and plan of merger filed as appendix A to the proxy statement. Further, section 8.1(31) of the agreement and plan of merger defines “Company Equity Awards” as all stock options, shares of restricted stock, performance shares, company stock appreciation rights or SARs, company performance units or PUs, and company dividend equivalent units or DEUs. Confirm that Bandag’s directors and officers do not hold performance shares, company SARs, and company DEUs. Alternatively, provide disclosure of these awards for the directors and officers in the proxy statement.

Response: In response to the Staff’s comment, we confirm that our directors and executive officers do not hold any performance shares, company SARs or company DEUs.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

19.	Disclosure states that Bandag will use its best efforts to obtain before the merger’s effective time all waivers from holders of equity awards under its equity incentive plans as may be necessary to give effect to the treatment of options and other equity-based awards. Clarify that Bandag is required to obtain equity award waivers from at least 65% of the shares subject to the common stock equity awards granted under its 1999 stock award plan, as amended on March 12, 2002. We note the disclosure on page 42.

Response: In response to the Staff’s comment, we have revised the referenced disclosure to clarify that we are required to obtain equity award waivers from at least 65% of the shares subject to the common stock equity awards granted under our 1999 Stock Award Plan, as amended on March 12, 2002.

Severance Agreements, page 24

20.	Disclosure states that Messrs. Mark A. Winkler, David W. Dahms, Frederic U. Kopittke, and Jeffrey C. Pattison also are parties to severance agreements that provide for a severance payment of two years’ base salary for Mr. Kopittke and one year’s base salary for the other executive officers. State the base salary amount for each executive officer. See Item 14(b)(7) of Schedule 14A and Item 1011(a)(1) of Regulation M-A. We note that a form of severance agreement was filed as exhibit 10.2 to the current report on Form 8-K dated December 14, 2006 and filed December 20, 2006.

Response: In response to the Staff’s comment, we have stated the base salary amount for each executive officer who is a party to a severance agreement.

Regulatory Approvals and Requirements, page 26

21.	As appropriate, continue to update the status of any required regulatory approvals.

Response: As appropriate, we have updated the status of the required regulatory approvals.

Litigation Related to the Merger, page 26

22.	As appropriate, continue to update the disclosure of any merger related litigation.

Response: As appropriate, we will continue to update the disclosure of any merger related litigation.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

Special Meeting of Our Shareholders: Recommendation of Our Board of Directors, page 39

23.	We note the phrase “cleared by the SEC.” Since the phrase implies that we bear responsibility for disclosures contained inthe proxy statement, please delete.

Response: In response to the Staff’s comment, we have deleted the phrase “cleared by the SEC.”

Security Ownership of Certain Beneficial Owners, page 46

24.	Disclosures in the table relating to the beneficial ownership of Messrs. Martin G. Carver and Roy J. Carver, Jr. are inconsistent with the disclosures in footnotes 5 and 7.

The table states that:

•	Mr. Martin G. Carver beneficially owns 3,146,132 shares or 31.5% of common stock and 4,089,941 shares or 43.1% of class A common stock.

•	Mr. Roy J. Carver, Jr. beneficially owns 3,522,406 shares or 37.1 % of class A common stock.

Footnotes 5 and 7 state that:

•	Mr. Martin G. Carver beneficially owns 3,145,745 shares or 31.5% of common stock and 3,866,248 shares or 40.8% of class A common stock.

•	Mr. Roy J. Carver, Jr. beneficially owns 3,509,471 shares or 37.0% of class A common stock.

Please reconcile the disclosures. We note that the disclosure under “Voting Agreements” on page 39 is consistent with the disclosures in footnotes 5 and 7.

Response: In response to the Staff's comment, we note the following:

•	The referenced 3,145,745 shares of common stock identified in footnote 5 as beneficially owned by Martin G. Carver does not include the approximately 387 shares of common stock held in Mr. Carver’s 401(k) account (this number varies from time to time, as the account is a unitized account). We have added to the footnote a reference to the 401(k) account holdings.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

•	The referenced 3,866,248 shares of class A common stock identified in footnote 5 as beneficially owned by Martin G. Carver does not include the approximately 438 shares of class A common stock held in Mr. Carver’s 401(k) account (this number varies from time to time, as the account is a unitized account) and does not include the 223,255 shares of class A common stock that Mr. Carver may acquire pursuant to the exercise of stock options, which shares are identified in footnote 2. Footnote 2 appears in the header to the beneficial ownership table labeled “Amount Beneficially Owned.” We have added to the footnote a reference to the 401(k) account holdings.

•	The referenced 3,509,471 shares of class A common stock identified in footnote 7 as beneficially owned by Roy J. Carver, Jr. does not include the 12,935 shares of class A common stock that Mr. Carver may acquire pursuant to the exercise of stock options, which shares are identified in footnote 2. Footnote 2 appears in the header to the beneficial ownership table labeled “Amount Beneficially Owned.”

Shareholders Owning More Than Five Percent, page 48

25.	Disclosure in footnote 2 states that the parties have sole voting power over 506,312 of the 567,486 shares and sole dispositive power over 567,846 shares and share voting and dispositive power over none of the shares. Since the parties have sole voting power over 506,312 of the 567,486 shares, it appears that they share voting power over 61,174 shares. Please revise or advise.

Response: In response to the Staff’s comment, we respectfully submit that it is possible for these shareholders to have sole voting power over the referenced 506,312 shares, but not to have any shared voting power over the referenced 61,174 shares due to the relationship that these parties have amongst themselves and to the persons for whom they hold shares, if any. Further, we respectfully submit that pursuant to Instruction 3 to Item 403 we may rely upon information set forth in the Schedule 13G filed by these parties unless we know or have reason to believe that such information is not accurate, and we have no such knowledge or reason to believe that such information is not accurate.

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

Where You Can Find More Information, page 49

26.	Include the Commission’s filing number for filings made by Bandag under the Exchange Act.

Response: In response to the Staff’s comment, we have included the Commission’s filing number for filings made by Bandag under the Exchange Act of 1934 in the section labeled “Where You Can Find More Information.”

27.	Notwithstanding the disclaimers in the last paragraph on page 50 relating to the representations and warranties made in the agreement and plan of merger filed as appendix A to the proxy statement, Bandag is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading. Please confirm your understanding.

Response: In response to the Staff’s comment, we confirm our understanding that we are responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

8-K dated December 5, 2006 and filed December 6, 2006

Exhibit 2.1

28.	We note that you have not filed the related schedules to the agreement and plan of merger. We note the reference to annexes and schedules in section 8.2 of the agreement and plan of merger. File by amendment to the 8-K a list to identify briefly the contents of all omitted schedules or similar supplements to the agreement and plan of merger. See Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we will file by amendment to the Form 8-K a list briefly identifying the contents of the omitted disclosure letters and related schedules to the merger agreement.

* * *

Ms. Pamela A. Long
Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
February 14, 2007

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596 or Jay O. Rothman at (414) 297-5644. As requested, Bandag is providing the written “Tandy” statement attached to this response letter.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Attachment

cc:	Working Group (w/ attachment)

February 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bandag, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2006
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and
Other Exchange Act reports incorporated by reference
File No. 001-7007

“Tandy” Statement

Ladies and Gentlemen:

        Bandag, Incorporated, an Iowa corporation (“Bandag”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”), hereby acknowledges that:

•	Bandag is responsible for the adequacy and accuracy of the disclosures in the filings reviewed by the Staff;

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action on the filings; and

•	Bandag may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,
BANDAG, INCORPORATED
By: /s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial Officer